Exhibit 99.9
September 24, 2009
To: United States Securities and Exchange Commission
Dear Sirs/Mesdames:
Re:	Northgate Mineral Corporation (“Northgate”). Consent of Expert
The undersigned hereby consents to the references to (1) the undersigned’s name included or incorporated by reference in the Registration Statement on Form F-10, dated June 5, 2008, filed by Northgate Minerals Corporation under the United States Securities Act of 1933, as amended or supplemented (the “Registration Statement”), in connection with the report entitled “Technical Report and Preliminary Feasibility Study on the Young-Davidson Property, Matachewan, Ontario” dated August 27, 2009 (the “Report”); (2) the Report and the use of any extracts or summaries of the Report, or information derived therefrom, included or incorporated by reference in the Registration Statement; and (3) all other references to the undersigned included or incorporated by reference in the Registration Statement.

Yours truly,
/s/ Lionel Magumbe
Lionel Magumbe
P. Eng., Senior Process Engineer, AMEC Oakville office